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                              December 15, 2021

       Crystal Lail
       Chief Financial Officer
       NorthWestern Corporation
       3010 W. 69th Street
       Sioux Falls, SD 57108

                                                        Re: NorthWestern
Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed February 12,
2021
                                                            File No. 001-10499

       Dear Ms. Lail:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measure, page 33

   1. We note that you describe gross margin as a non-GAAP measure on page 33, and present such measures in the
tabulations for the Electric and Natural Gas segments and on a consolidated basis on
pages 39, 43, and 46, and reference them in various analyses pertaining to your
results of operations in MD&A, also in conjunction with your interim reporting, earnings
releases, and various presentations on your website.

                                                        However, as gross
margin is generally regarded as a GAAP term, and is defined in the
                                                        FASB Master Glossary as
the excess of sales over cost of goods sold, we believe that you should revise your
filings to distinguish the non-GAAP gross margin measures that you have presented from
measures of gross margin that are calculated in accordance with
                                                        GAAP. Specifically, you
should (i) recalculate gross margin to reflect all costs of sales as
 Crystal Lail
NorthWestern Corporation
December 15, 2021
Page 2
         would be reported in accordance with GAAP and present this measure with equal or greater prominence in comparison to the non-GAAP measure, (ii) choose an alternate label for your non-GAAP measure, and (iii) provide a reconciliation between gross margin in accordance with GAAP and your non-GAAP measure. You may refer to
Item
         10(e)(1)(i)(A), Item 10(e)(1)(ii)(E), and Item 10(e)(1)(i)(B) of
Regulation S-K if you
         require further clarification or guidance. Similar requirements are applicable to your
         earnings releases and presentations pursuant to   244.100(a) of
Regulation G.

         Please ensure that costs utilized in calculating gross margin reflect all amounts that are attributable to costs of sales in accordance with GAAP. For example, it appears that depreciation and depletion expense and some costs that you are reporting within operating, general and administrative expenses would be attributable to cost of sales, considering your disclosures on pages 41 and 42.
Financial Statements
Consolidated Statements of Income, page F-5

2. Given your use of the cost of sales terminology in MD&A, in connection with your presentation of non-GAAP measures, and in the Statements of Income and elsewhere, please include parenthetical notations to identify the items that are attributable to but excluded from costs of sales, consistent with the guidance in SAB Topic 11:B; the excluded amounts should be readily apparent, either quantified in the parenthetical or reported separately from other costs that are not attributable to cost of sales.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or John
Cannarella, Staff Accountant at (202) 551-3337 with any questions.



FirstName LastNameCrystal Lail                                  Sincerely,
Comapany NameNorthWestern Corporation
                                                                Division of
Corporation Finance
December 15, 2021 Page 2                                        Office of
Energy & Transportation
FirstName LastName